UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NETSCOUT SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64115T 10 4

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 64115T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TPG Advisors III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	√

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With			7.	Sole Voting Power: -0-

			8.	Shared Voting Power: 758,975 (See Items 3 and 5)

			9.	Sole Dispositive Power -0-

			10.	Shared Dispositive Power: 758,975 (See Items 3 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 758,975 (See Items 3 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 2.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 64115T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TPG Advisors IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	√

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With			7.	Sole Voting Power: -0-

			8.	Shared Voting Power: 1,218,240 (See Items 3 and 5)

			9.	Sole Dispositive Power -0-

			10.	Shared Dispositive Power: 1,218,240 (See Items 3 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,218,240 (See Items 3 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 3.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 64115T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
T3 Advisors II, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	√

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With			7.	Sole Voting Power: -0-

			8.	Shared Voting Power: 988,608 (See Items 3 and 5)

			9.	Sole Dispositive Power -0-

			10.	Shared Dispositive Power: 988,608 (See Items 3 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 988,608 (See Items 3 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 2.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 64115T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David Bonderman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	√

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With			7.	Sole Voting Power: -0-

			8.	Shared Voting Power: 2,965,823 (See Items 3 and 5)

			9.	Sole Dispositive Power -0-

			10.	Shared Dispositive Power: 2,965,823 (See Items 3 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,965,823 (See Items 3 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 64115T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James G. Coulter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	√

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With			7.	Sole Voting Power: -0-

			8.	Shared Voting Power: 2,965,823 (See Items 3 and 5)

			9.	Sole Dispositive Power -0-

			10.	Shared Dispositive Power: 2,965,823 (See Items 3 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,965,823 (See Items 3 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“NetScout Common Stock”), of NetScout Systems, Inc., a Delaware corporation (“NetScout”). The principal executive offices of NetScout are located at 310 Littleton Road, Westford, Massachusetts, 01886.

Item 2. Identity and Background

This statement is being filed by TPG Advisors III, Inc., a Delaware corporation ("Advisors III"), TPG Advisors IV, Inc., a Delaware corporation ("Advisors IV"), T3 Advisors II, Inc., a Delaware corporation ("T3 Advisors II”), David Bonderman and James G. Coulter (together with Advisors III, Advisors IV, T3 Advisors II and David Bonderman, the “Reporting Persons”).

The address of the principal business and office of Advisors III, Advisors IV and T3 Advisors II is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The principal business of Advisors III, Advisors IV and T3 Advisors II is serving as the sole ultimate general partner of entities engaged in making investments in securities of public and private companies.

Advisors III is the general partner of TPG GenPar III, L.P. (“GenPar III”), which is the general partner of TPG Partners III, L.P. (“Partners III”), which is the managing member of TPG Starburst III, LLC (“Starburst III”).

Advisors IV is the general partner of TPG GenPar IV, L.P. (“GenPar IV”), which is the general partner of TPG Partners IV, L.P. (“Partners III”), which is the managing member of TPG Starburst IV, LLC (“Starburst IV”).

T3 Advisors II is the general partner of T3 GenPar II, L.P. (“T3 GenPar II”), which is the general partner of T3 Partners II, L.P. (“T3 Partners II”), which is the managing member of T3 Starburst II, LLC (“T3 Starburst II,” and together with “Starburst III” and “Starburst IV,” the “TPG Stockholders”).

The present principal occupation of David Bonderman is Chairman of the Board and President of each of Advisors III, Advisors IV and T3 Advisors II and other affiliated entities. Mr. Bonderman’s business address is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The present principal occupation of James G. Coulter is director and Vice President of each of Advisors III, Advisors IV and T3 Advisors II and other affiliated entities. Mr. Coulter’s business address is 345 California Street, Suite 3300, San Francisco, CA 94104.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of Advisors III, Advisors IV, and T3 Advisors II are listed on Schedule I.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the preceding paragraphs of this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Agreement and Plan of Merger, dated as of September 19, 2007 (as amended on October 1, 2007 and October 11, 2007, the “Merger Agreement”) (the Merger Agreement and the amendments thereto are Exhibits 2, 3 and 4 hereto), by and among NetScout, Network General Central Corporation and the other parties thereto, pursuant to which, on November 1, 2007, Bradley Merger Sub LLC, a wholly-owned subsidiary of NetScout, merged with and into Network General Central Corporation (the “Merger”). Pursuant to the Merger Agreement, upon consummation of the Merger, each issued and outstanding share of common stock of Network General Central Corporation was converted into the right to receive certain cash consideration and/or a certain number of shares of NetScout Common Stock. As a result of the Merger and pursuant to the Merger Agreement, the TPG Stockholders acquired direct ownership, in the aggregate, of 2,965,823 shares of NetScout Common Stock.

References to and descriptions of the Merger Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.

As described in more detail in Item 3 above, each of the Reporting Persons acquired beneficial ownership of shares of NetScout Common Stock upon consummation of the Merger pursuant to the Merger Agreement. The Reporting Persons beneficially own such shares of NetScout Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in NetScout and will take such actions with respect to their investment as they deem appropriate in light of circumstances existing from time to time. Subject to the terms of the Stockholders Agreement, dated as of September 19, 2007 (the “Stockholders Agreement”) (the Stockholders Agreement is Exhibit 5 hereto), by and among NetScout, the TPG Stockholders and certain other current stockholders of NetScout (as described in Item 6 of this Schedule 13D), the Reporting Persons may decide to increase or decrease (through sales in the open market, public offerings, privately negotiated transactions, distributions to the TPG Stockholders’ direct or indirect members, partners, stockholders or beneficiaries, as applicable, or any other type of transaction, including derivative transactions) their investment in NetScout depending upon the price and availability of NetScout’s securities, subsequent developments affecting NetScout, NetScout’s business and prospects, other investment and business opportunities available to the Reporting Persons and the TPG Stockholders, general stock market and economic conditions, tax considerations and other factors.

Pursuant to the Stockholders Agreement, effective as of November 1, 2007, the size of the board of directors of NetScout was expanded by two members, and each of Starburst IV and Silver Lake Partners, L.P. was granted the right to designate one person to be elected by NetScout’s existing directors to fill the two vacancies. Starburst IV’s initial designee is Bryan Taylor, a principal of TPG Capital, L.P. Mr. Taylor was elected to NetScout’s Board of Directors after completion of the Merger on November 1, 2007. Effective as of (i) if the 2008 annual meeting of stockholders of NetScout is no earlier than September 1, 2008, the date of the 2008 annual meeting of stockholders of NetScout or (ii) otherwise, November 1, 2008, NetScout will cause the size of its board of directors to be decreased by one member and either the designee of Starburst IV or the designee of Silver Lake Partners, L.P. will resign from NetScout’s board of directors. Thereafter, so long as Starburst IV, Silver Lake Partners, L.P. and their respective affiliates beneficially own at least 50% of the NetScout Common Stock received by them pursuant to the consummation of the Merger, Starburst IV and Silver Lake Partners, L.P. will be entitled to designate one person, collectively, whom NetScout will be required to include on its recommended slate of directors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans in the future.

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CUSIP No. 64115T 10 4

References to and descriptions of the Merger Agreement and the Stockholders Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) and (b). The following disclosure assumes that there are 38,704,082 shares of NetScout Common Stock issued and outstanding, which represents the sum of (i) 32,704,082 shares of NetScout Common Stock that NetScout represented to be outstanding as of September 19, 2007 in the Merger Agreement and (ii) 6,000,000 shares of NetScout Common Stock issued as consideration to the stockholders of Network General Central Corporation as of November 1, 2007 pursuant to the Merger Agreement.

Starburst III directly owns 758,975 shares of NetScout Common Stock, which represents approximately 2.0% of the outstanding shares of NetScout Common Stock. As described in greater detail in Item 2 above, Advisors III is the indirect general partner of the entity that is the managing member of Starburst III. Therefore, Advisors III may be considered to be the beneficial owner of the NetScout Common Stock directly owned by Starburst III.

Starburst IV directly owns 1,218,240 shares of NetScout Common Stock, which represents approximately 3.1% of the outstanding shares of NetScout Common Stock. As described in greater detail in Item 2 above, Advisors IV is the indirect general partner of the entity that is the managing member of Starburst IV. Therefore, Advisors IV may be considered to be the beneficial owner of the NetScout Common Stock directly owned by Starburst IV.

T3 Starburst II directly owns 988,608 shares of NetScout Common Stock, which represents approximately 2.6% of the outstanding shares of NetScout Common Stock. As described in greater detail in Item 2 above, T3 Advisors II is the indirect general partner of the entity that is the managing member of T3 Starburst II. Therefore, T3 Advisors II may be considered to be the beneficial owner of the NetScout Common Stock directly owned by T3 Starburst II.

As described in greater detail in Item 2 above, David Bonderman and James G. Coulter are directors, officers and shareholders of Advisors III, Advisors IV and T3 Advisors II. Therefore, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of the 2,965,823 shares of NetScout Common Stock directly owned in the aggregate by the TPG Stockholders, which represents approximately 7.7% of the outstanding shares of NetScout Common Stock.

The Reporting Persons disclaim beneficial ownership of any shares of NetScout Common Stock held by any other stockholders of NetScout party to the Stockholders Agreement.

References to and descriptions of the Merger Agreement and the Stockholders Agreement set forth above in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

(c). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of NetScout Common Stock during the past 60 days, except as disclosed herein.

(d). To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e). Not applicable.

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CUSIP No. 64115T 10 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4, and 5 is hereby incorporated herein by reference.

NOTE PURCHASE AGREEMENT AND RELATED AGREEMENTS

On November 1, 2007, in connection with the closing of the Merger, NetScout entered into a Purchase Agreement (the “Note Purchase Agreement”) (the Note Purchase Agreement is Exhibit 6 hereto) with Starburst IV, Starburst III, T3 Starburst II and certain other purchasers identified therein (collectively, the “Note Purchasers”), pursuant to which NetScout issued $100 million aggregate principal amount of senior secured floating rate notes due November 1, 2012 (the “Notes”). The TPG Stockholders collectively hold $50.001 million in aggregate principal amount of the Notes. The Notes were issued to the Note Purchasers in consideration for (i) the cancellation of $98.5 million in outstanding indebtedness previously owed by Network General Central Corporation to the Note Purchasers under a credit facility that was terminated in connection with the closing of the Merger, and (ii) the assignment to NetScout of $1.5 million of the cash consideration that the Note Purchasers otherwise would have received pursuant to the Merger Agreement. The Notes mature on November 1, 2012.

The Notes were issued pursuant to an Indenture, dated November 1, 2007 (the “Indenture”) (the Indenture is Exhibit 7 hereto), by and among NetScout, the Guarantors named therein (the “Guarantors”) and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). The Notes are guaranteed by each of NetScout’s domestic subsidiaries and are secured by substantially all of the assets of NetScout and its domestic subsidiaries, as well as a pledge of 66% of the capital stock of NetScout’s foreign subsidiaries directly owned by NetScout and its domestic subsidiaries, all as further described in the Indenture and the Security Agreement, dated November 1, 2007 (the “Security Agreement”) (the Security Agreement is Exhibit 8 hereto), by and among NetScout, NetScout’s domestic subsidiaries and the Trustee.

The Notes are not subordinated in right of payment to any other indebtedness of NetScout and, therefore, rank pari passu in right of payment with all other unsubordinated indebtedness of NetScout and its domestic subsidiaries. The Indenture generally prohibits, with certain exceptions, any other liens on the assets of NetScout and its subsidiaries, except that a lien is permitted in NetScout’s and its domestic subsidiaries’ cash, accounts receivable, deposit accounts, investment property and securities accounts to secure other indebtedness in an aggregate amount not to exceed the greater of (i) $5,000,000 and (ii) 2% of NetScout’s consolidated revenue and such lien may have priority over the liens securing the Notes on the terms set forth in an intercreditor agreement.

The Indenture contains certain covenants applicable to NetScout and its subsidiaries, including, without limitation, limitations on additional indebtedness, liens, various fundamental changes (including dispositions of assets and mergers), dividends and distributions, capital expenditures, investments (including acquisitions and investments in foreign subsidiaries), transactions with affiliates, sale leaseback transactions, hedge agreements, payment of junior financing, changes in business, and other limitations customary in secured registered note transactions. In addition, NetScout is required to maintain certain consolidated leverage and consolidated interest coverage ratios. These covenants and limitations are more fully described in the Indenture.

Interest on the Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 (or the next business day, if any such date is not a business day) of each year, beginning on February 1, 2008, to holders of record on January 15, April 15, July 15 or October 15, as the case may be. The Notes bear interest at a rate per annum equal to LIBOR (determined as set forth in the Indenture and reset quarterly as set forth in the Indenture) plus 500 basis points until October 31, 2008, 550 basis points from November 1, 2008 to October 31, 2009 and 600 basis points from and after November 1, 2009.

NetScout may prepay the Notes in whole at any time prior to maturity. At any time prior to November 1, 2008, NetScout may redeem the Notes for the amount of the outstanding principal amount and accrued and unpaid interest, without any prepayment premium. From and after November 1, 2008, NetScout may redeem the Notes

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upon payment of a prepayment premium in an amount dependent upon the date of such prepayment and which ranges from 103.0% of the outstanding principal in 2008 and declines to 100% of the outstanding principal amount in 2011 and beyond. NetScout is also required make an offer to purchase outstanding Notes upon the occurrence of certain events and, subject to certain limitations, from the proceeds of asset sales, from the proceeds of issuances of certain indebtedness or equity securities and from excess cash flow, all as set forth in the Indenture.

The Indenture provides that events of default will exist in certain circumstances, including failure to make payment of principal or interest on the Notes, failure to perform certain obligations under the Indenture and related documents, defaults in certain other indebtedness, certain insolvency events, certain events arising under ERISA, a change of control of NetScout and certain other events. Upon an event of default, the Trustee or the holders of 25% in principal amount of the Notes outstanding may accelerate maturity of the Notes and enforce remedies under the Indenture, the Notes, the Security Agreement and related documents.

In connection with the issuance of the Notes described above, NetScout entered into a Registration Rights Agreement, dated November 1, 2007 (the “Registration Rights Agreement”) (the Registration Rights Agreement is Exhibit 9 hereto), by and among NetScout, the Guarantors and the Note Purchasers, pursuant to which, upon the request of certain of the Note Purchasers, NetScout agreed to file on or after May 18, 2008 a registration statement with the Securities and Exchange Commission for the resale of the Notes. In addition, NetScout also granted the Note Purchasers other registration rights in certain limited circumstances as further described in the Registration Rights Agreement.

MERGER AGREEMENT

Starburst IV is a party to the Merger Agreement, solely in its capacity as a representative of the former stockholders of Network General Central Corporation as of the closing of the Merger for purposes of coordinating matters relating to such stockholders’ indemnification obligations to NetScout and its related parties under the Merger Agreement. Pursuant to the Merger Agreement, NetScout and certain related parties are being indemnified and held harmless by the former stockholders of Network General Central Corporation as of the closing of the Merger for certain matters specified in the Merger Agreement.

ESCROW AGREEMENT

In connection with the execution of the Merger Agreement, an Escrow Agreement was entered into by NetScout, Starburst IV, Silver Lake Partners, L.P. and U.S. Bank, National Association on September 20, 2007 (the “Escrow Agreement”) (the Escrow Agreement is Exhibit 10 hereto) to establish an indemnification escrow account to secure certain indemnification obligations of the stockholders of Network General Central Corporation to NetScout and its related parties under the Merger Agreement and to prescribe the terms and conditions by which such indemnification escrow account will be maintained. Starburst IV is a party to the Escrow Agreement solely in its capacity as a representative of the former stockholders of Network General Central Corporation for purposes of coordinating matters relating to such stockholders’ indemnification obligations under the Merger Agreement and the maintenance of the indemnification escrow account established pursuant to the Escrow Agreement.

Pursuant to the Merger Agreement, upon completion of the Merger, NetScout (on behalf of the former stockholders of Network General Central Corporation) deposited the following amounts into the indemnification escrow account: (i) $10 million in cash and (ii) shares of NetScout Common Stock with an aggregate value of $5 million (based on the average closing price of NetScout Common Stock during the 10 trading days immediately prior to October 29, 2007). Immediately after the completion of the Merger, on November 1, 2007, pursuant to and in accordance with the terms of the Escrow Agreement, the TPG Stockholders and the other Note Purchasers deposited into the indemnification escrow account Notes in an aggregate principal amount equal to $7.5 million and withdrew an equivalent amount of cash held in the indemnification escrow account.

All indemnification claims by NetScout and its related parties will be satisfied pro rata among the cash, NetScout Common Stock shares and, if applicable, Notes held in the indemnification escrow account from time to time. All amounts held in the indemnification escrow account, net of any amounts paid to NetScout and amounts

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relating to pending claims, if any, are expected to be released to the former stockholders of Network General Central Corporation fifteen months after completion of the Merger.

STOCKHOLDERS AGREEMENT

As described above in Item 4, the TPG Stockholders are parties to the Stockholders Agreement. The Stockholders Agreement includes agreements with respect to, among other things, the following matters:

•

Each TPG Stockholder agreed to customary standstill arrangements with respect to the acquisition of additional shares of NetScout Common Stock and certain other actions with respect to NetScout for a term that will extend until such TPG Stockholder and its affiliates own, collectively, less than 5% of the outstanding NetScout Common Stock.

•

Each TPG Stockholder is prohibited from transferring the shares of NetScout Common Stock it received pursuant to the Merger until May 1, 2008, except that any TPG Stockholder may transfer any of such shares (i) to an affiliate of such TPG Stockholder, (ii) pursuant to any stock repurchase program of NetScout or any of its subsidiaries, (iii) in any tender or exchange offer, merger, consolidation or other business combination involving NetScout (and not in violation of the standstill provision described above) or (iv) pursuant to the exercise of the registration rights described below.

•

Each TPG Stockholder received customary demand and piggyback registration rights with respect to the NetScout Common Stock it received pursuant to the Merger. In addition, the TPG Stockholders as a group may require NetScout to implement on a timely basis and maintain a shelf registration statement at any time beginning on May 1, 2008 and ending on the earlier of (i) the two-year anniversary of the effectiveness of such shelf registration statement (with such two-year anniversary extended for any blackout periods initiated by NetScout) or (ii) such time as each such selling stockholder holds less than 5% of the outstanding NetScout Common Stock and can dispose of its full ownership of NetScout Common Stock during any 3-month period pursuant to Rule 144 or 145 of the Securities Act of 1933. The TPG Stockholders, as a group, are entitled to demand one fully marketed underwritten offering of NetScout Common Stock at any time beginning on May 1, 2008.

•

As described in Item 4 above, effective as of November 1, 2007, Starburst IV was granted the right to designate one person to be elected to NetScout’s board of directors. Starburst IV’s initial designee is Bryan Taylor, a principal of TPG Capital, L.P. Mr. Taylor was elected to NetScout’s Board of Directors after completion of the Merger on November 1, 2007. On and after (i) if the 2008 annual meeting of stockholders of NetScout is no earlier than September 1, 2008, the date of the 2008 annual meeting of stockholders of NetScout or (ii) otherwise, November 1, 2008, but only so long as Starburst IV, Silver Lake Partners, L.P. and their respective affiliates beneficially own at least 50% of the NetScout Common Stock received by them pursuant to the consummation of the Merger, Starburst IV and Silver Lake Partners, L.P. will be entitled to designate one person, collectively, that NetScout will be required to include on its recommended slate of directors.

•

So long as Starburst IV and its affiliates beneficially own at least 5% of the outstanding NetScout Common Stock, Starburst IV is entitled to receive copies of all information received by any designee of Starburst IV or Silver Lake Partners, L.P. serving on NetScout’s board of directors (provided that NetScout does not indicate that such disclosure would be reasonably likely to result in the waiver of attorney-client privilege).

References to and descriptions of the Note Purchase Agreement, the Indenture, the Security Agreement, the Registration Rights Agreement, the Merger Agreement, the Escrow Agreement and the Stockholders Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

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Item 7. Material to Be Filed as Exhibits

1.

Agreement of Joint Filing, dated as of November 12, 2007, among TPG Advisors II, Inc., Advisors III, Advisors IV, TPG Advisors V, Inc., T3 Advisors II, Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman and James G. Coulter, a copy of which is attached hereto.

2.

Agreement and Plan of Merger, dated as of September 19, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and Starburst IV, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on September 25, 2007).

3.

Amendment No. 1 to Agreement and Plan of Merger, dated as of October 1, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and Starburst IV, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on October 5, 2007).

4.

Amendment No. 2 to Agreement and Plan of Merger, dated as of October 11, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and Starburst IV, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on October 17, 2007).

5.

Stockholders Agreement, dated as of September 19, 2007, between NetScout Systems, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to NetScout’s Current Report on Form 8-K filed on September 25, 2007).

6.

Purchase Agreement, dated as of November 1, 2007, among NetScout Systems, Inc., Integral Capital Partners VI, L.P., Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., Starburst III, Starburst IV, and T3 Starburst II (incorporated by reference to Exhibit 4.2 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

7.

Indenture, dated as of November 1, 2007, among NetScout Systems, Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

8.

Security Agreement, dated November 1, 2007, among NetScout Systems, Inc. and certain of its Subsidiaries in favor of Wells Fargo Bank, National Association, as Collateral Trustee (incorporated by reference to Exhibit 4.4 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

9.

Registration Rights Agreement, dated as of November 1, 2007, among NetScout Systems, Inc., Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., Starburst III, Starburst IV, T3 Starburst II, Integral Capital Partners VI, L.P. and the Guarantors identified thereto (incorporated by reference to Exhibit 4.5 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

10.

Escrow Agreement, dated as of September 20, 2007, by and among NetScout Systems, Inc., Silver Lake Partners, L.P., TPG Starburst IV, LLC and U.S. Bank, National Association, a copy of which is attached hereto.

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Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	November 13, 2007
TPG Advisors III, Inc. By: /s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG Advisors IV, Inc. By: /s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

T3 Advisors II, Inc. By: /s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

By: /s/ Clive D. Bode on behalf of David Bonderman (1) Name: David Bonderman

By: /s/ Clive D. Bode on behalf of James G. Coulter (2) Name: James G. Coulter

(1)           Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to the authorization and designation letter dated August 31, 2006, previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 1, 2007.

(2)           Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated August 31, 2006, previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 1, 2007.

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CUSIP No. 64115T 10 4

Schedule I. Executive Officers and Directors of the TPG Entities

The names of the directors and the names and titles of the executive officers of Advisors III, Advisors IV, and T3 Advisors II and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to each of Advisors III, Advisors IV, and T3 Advisors II, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	345 California Street Suite 3300 San Francisco, CA 94104
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Thomas E. Reinhart	Vice President	345 California Street Suite 3300 San Francisco, CA 94104
Jonathan J. Coslet	Vice President	345 California Street Suite 3300 San Francisco, CA 94104
David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
S. Michelle Reese	Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102